# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V200
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2001 Kirby Drive, Suite 200, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 03/05/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001869199

## Reporting persons
- Philosophy Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,551,128; sole dispositive power 0; shared dispositive power 2,551,128; aggregate amount beneficially owned 2,551,128 (18.3% of the class)
  Comment: The reporting persons are party to a voting agreement with the Issuer dated March 5, 2026, pursuant to which the reporting persons have agreed that, on each matter brought to a vote at any annual or special meeting of the Issuer's stockholders and in connection with any action proposed to be taken by consent of the stockholders in lieu of a meeting of stockholders, the reporting persons will vote or deliver a consent with respect to all voting securities beneficially owned by them that, when taken together with all voting securities that are beneficially by the reporting persons' affiliates and affiliated funds, exceed the Voting Cap Threshold in the same proportion as all other votes cast or consents delivered with respect to the applicable matter (such proportion determined without including the votes or consents of the reporting persons and their affiliates). The Voting Cap Threshold means voting securities collectively constituting 10% of the total voting power of all of the Issuer's voting securities on such matter as of the applicable record date, after giving effect to any other voting agreement between the Issuer and any of its shareholders.
  
  The percentage reported herein is calculated based on 13,950,000 shares of Common Stock outstanding as of March 5, 2026.
- Philosophy Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 926,394; sole dispositive power 0; shared dispositive power 926,394; aggregate amount beneficially owned 926,394 (6.6% of the class)
  Comment: The reporting persons are party to a voting agreement with the Issuer dated March 5, 2026, pursuant to which the reporting persons have agreed that, on each matter brought to a vote at any annual or special meeting of the Issuer's stockholders and in connection with any action proposed to be taken by consent of the stockholders in lieu of a meeting of stockholders, the reporting persons will vote or deliver a consent with respect to all voting securities beneficially owned by them that, when taken together with all voting securities that are beneficially by the reporting persons' affiliates and affiliated funds, exceed the Voting Cap Threshold in the same proportion as all other votes cast or consents delivered with respect to the applicable matter (such proportion determined without including the votes or consents of the reporting persons and their affiliates). The Voting Cap Threshold means voting securities collectively constituting 10% of the total voting power of all of the Issuer's voting securities on such matter as of the applicable record date, after giving effect to any other voting agreement between the Issuer and any of its shareholders.
  
  The percentage reported herein is calculated based on 13,950,000 shares of Common Stock outstanding as of March 5, 2026.
- Jacob Rubin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,551,128; sole dispositive power 0; shared dispositive power 2,551,128; aggregate amount beneficially owned 2,551,128 (18.3% of the class)
  Comment: The reporting persons are party to a voting agreement with the Issuer dated March 5, 2026, pursuant to which the reporting persons have agreed that, on each matter brought to a vote at any annual or special meeting of the Issuer's stockholders and in connection with any action proposed to be taken by consent of the stockholders in lieu of a meeting of stockholders, the reporting persons will vote or deliver a consent with respect to all voting securities beneficially owned by them that, when taken together with all voting securities that are beneficially by the reporting persons' affiliates and affiliated funds, exceed the Voting Cap Threshold in the same proportion as all other votes cast or consents delivered with respect to the applicable matter (such proportion determined without including the votes or consents of the reporting persons and their affiliates). The Voting Cap Threshold means voting securities collectively constituting 10% of the total voting power of all of the Issuer's voting securities on such matter as of the applicable record date, after giving effect to any other voting agreement between the Issuer and any of its shareholders.
  
  The percentage reported herein is calculated based on 13,950,000 shares of Common Stock outstanding as of March 5, 2026.

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: 2001 Kirby Drive, Suite 200, Houston, TX 77019

## Item 2. Person Filing
Name of person filing:
Philosophy Capital Management LLC, a Delaware limited liability company ("Philosophy")

Philosophy Capital Partners, LP, a Delaware limited partnership (the "Partnership")

Jacob Rubin

Philosophy is the investment adviser and general partner of private investment funds, including the Partnership, and the investment adviser to other clients. Mr. Rubin is the control person of Philosophy. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 3201 Danville Boulevard, Suite 100, Alamo, CA 94507
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The response to Row 9 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item
Percent of class: The response to Row 11 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Sole power to vote or to direct the vote: The response to Row 5 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Shared power to vote or to direct the vote: The response to Row 6 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Sole power to dispose or to direct the disposition: The response to Row 7 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.
Shared power to dispose or to direct the disposition: The response to Row 8 of the cover page for each reporting person is incorporated herein by reference and sets forth the information required by this item.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- Philosophy Capital Management LLC: /s/ Jacob Rubin, Managing Member (03/11/2026)
- Philosophy Capital Partners, LP: /s/ Jacob Rubin, Managing Member of the General Partner, Philosophy Capital Management LLC (03/11/2026)
- Jacob Rubin: /s/ Jacob Rubin, Reporting person (03/11/2026)